Free Writing Prospectus, dated January 29, 2024

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated January 26, 2024

Registration Statement Nos. 333-275727 and 333-275727-01

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any deferred fuel cost bonds in any jurisdiction where such offer or sale is prohibited. Please read the important information and qualifications on pages 1 and 2 of this Preliminary Term Sheet.

Virginia Power Fuel Securitization, LLC

(Issuing Entity)

PRELIMINARY TERM SHEET

$1,281,900,000

2024 Senior Secured Deferred Fuel Cost Bonds (the “Bonds”)

January 29, 2024

Issuing Entity:	Virginia Power Fuel Securitization, LLC

Sponsor, Depositor and Initial Servicer:	Virginia Electric and Power Company

Indenture Trustee:	U.S. Bank Trust Company, National Association

Joint Book-Running Managers:	Morgan Stanley & Co. LLC ATLAS SP Securities, a division of Apollo Global Securities, LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC SMBC Nikko Securities America, Inc.

Co-Manager:	Siebert Williams Shank & Co., LLC

Expected Ratings (Moody’s/S&P):	Aaa (sf)/AAA (sf)(1)

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2024(2)

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)	In any case where the date on which payment is due shall not be a business day, then payment may be made on the next business day.

Tranche	Expected Weighted Average Life (Years)*	Principal Amount Offered*	Scheduled Final Payment Date*	Final Maturity Date*	CUSIP	ISIN
A-1	1.94	$439,300,000	May 1, 2027	May 1, 2029	92808VAA0	US92808VAA08
A-2	5.47	$842,600,000	May 1, 2031	May 1, 2033	92808VAB8	US92808VAB80

*	Preliminary, subject to change.

Virginia Electric and Power Company (“Virginia Power”) and the Issuing Entity have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Virginia Power and the Issuing Entity have filed with the SEC as exhibits to the registration statement for more complete information about the Issuing Entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Virginia Power, the Issuing Entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, ATLAS SP Securities, a division of Apollo Global Securities, LLC, at 1-212-317-4500 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus for the securities offering to which this Preliminary Term Sheet relates. The prospectus contains material information not contained herein, and the prospective purchasers are referred to the prospectus, as it may be amended or supplemented. This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale. This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein. The securities are being offered when, as and if issued. In particular, you are advised that these securities, and the deferred fuel cost charge securing them, are subject to modification or revision (including, among other things, the possibility that one or more tranches of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. The Issuing Entity’s obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PRELIMINARY TERM SHEET IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Price and availability of the Bonds are subject to change without notice.

A contract of sale will come into being no sooner than the date on which the Bonds have been priced and the underwriters have confirmed the allocation of securities to be made to you; any “indications of interest” expressed by you, and any “soft circles” generated by the underwriters, will not create binding contractual obligations for you or the underwriters (or any other person or entity). You may withdraw your offer to purchase securities at any time prior to the underwriters’ acceptance of your offer.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (i) these materials not constituting an offer (or a solicitation of an offer), (ii) no representation that these materials are accurate or complete and may not be updated or (iii) these materials possibly being confidential are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

EXPECTED SINKING FUND SCHEDULE(1)(2)

Semi-Annual Payment Date	Tranche A-1 Principal	Tranche A-2 Principal
11/1/2024	$61,395,071	$0
5/1/2025	$79,016,320	$0
11/1/2025	$81,049,015	$0
5/1/2026	$83,134,001	$0
11/1/2026	$85,272,623	$0
5/1/2027	$49,432,970	$38,033,291
11/1/2027	$0	$89,676,016
5/1/2028	$0	$91,887,874
11/1/2028	$0	$94,154,289
5/1/2029	$0	$96,476,604
11/1/2029	$0	$98,856,200
5/1/2030	$0	$101,294,488
11/1/2030	$0	$103,792,917
5/1/2031	$0	$128,428,321

Total Payments	$439,300,000	$842,600,000

(1)	Preliminary, subject to change.
(2)	Amounts may not sum due to rounding.

EXPECTED AMORTIZATION SCHEDULE(1)(2)

Semi-Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance
2/14/2024	$439,300,000	$842,600,000
11/1/2024	$377,904,929	$842,600,000
5/1/2025	$298,888,609	$842,600,000
11/1/2025	$217,839,594	$842,600,000
5/1/2026	$134,705,593	$842,600,000
11/1/2026	$49,432,970	$842,600,000
5/1/2027	$0	$804,566,709
11/1/2027	$0	$714,890,693
5/1/2028	$0	$623,002,818
11/1/2028	$0	$528,848,530
5/1/2029	$0	$432,371,925
11/1/2029	$0	$333,515,725
5/1/2030	$0	$232,221,237
11/1/2030	$0	$128,428,321
5/1/2031	$0	$0

(1)	Preliminary, subject to change
(2)	Amounts may not sum due to rounding.

WEIGHTED AVERAGE LIFE SENSITIVITY

		-5% (3.53 Standard Deviations from Mean)		-15% (16.27 Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)(1)	WAL (yrs) (1)	Change (days)(1)(2)	WAL (yrs)(1)	Change (days) (1)(2)
A-1	1.94	1.94	0	1.94	0
A-2	5.47	5.47	0	5.47	0

(1)	Preliminary, subject to change.
(2)	Number is rounded to whole days.

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made:

(i)

in relation to the initial forecast, the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity usage of 5% (3.53 standard deviations from mean) or 15% (16.27 standard deviations from mean);

(ii)

the servicer makes timely and accurate semi-annually true-up adjustments (at least quarterly beginning 12 months prior to the scheduled final payment date of the latest maturing tranche), but makes no interim true-up adjustments;

(iii)

for purposes of setting the initial deferred fuel cost charge, the net charge-off rate as a percentage of billed revenue and average days sales outstanding per customer bill is each assumed to equal Virginia Power’s average (mean) for 2023;

(iv)

for purposes of setting a subsequent deferred fuel cost charge, and for purposes of calculating actual deferred fuel cost charge collections, net charge-off rate as a percentage of billed revenue and the average days sales outstanding per customer bill are both held constant at Virginia Power’s maximum (most unfavorable) for 2023;

(v)	during the first payment period, interest will accrue for approximately 9 months and the deferred fuel cost charge will be collected for approximately 9 months;

(vi)	there is no acceleration of the final maturity date of the Bonds; and

(vii)	the issuance date of the Bonds is February 14, 2024.

There can be no assurance that the weighted average lives of the Bonds will be as shown.